UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2022

ADPI FUND 1, LLC

Wyoming

(State or other jurisdiction of incorporation or organization)

88-0749456

(I.R.S. Employer Identification No. )

6822 22nd Ave. N, #322, Saint Petersburg, Florida 33710

(Address of Principal Executive Offices)

(701) 484-2374

(Phone)

Class A Membership Interests

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Special Financial Report on Form 1-K (“Special Financial Report”) of ADPI FUND I, LLC (the “Company”, “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Special Financial Report or in the information incorporated by reference into this Special Financial Report.

The forward-looking statements included in this Special Financial Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

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ADPI FUND 1, LLC

SPECIAL FINANCIAL REPORT ON FORM 1-K

For the Year ended December 31, 2022

ITEM 1.	FINANCIAL STATEMENTS	F-1

Item 1. Financial Statements

ADPI FUND 1, LLC

Financial Statements and Independent Auditors’ Report

F-1

Abdi Sheikh-Ali, CPA, PLLC

450 Century Parkway, Suite 250	Tel. (972) 217-4646
Allen, Texas 75013	Fax. (972) 217-4645
www.abdisheikh.com

INDEPENDENT ACCOUNTANT’S AUDIT REPORT

To the Board of Advisors of

ADPI Fund I, LLC:

Opinion

We have audited the accompanying financial statements of ADPI Fund I, LLC which comprise of the statement of financial condition as of December 31, 2022, and the related statements of operations, cash flows, and changes in members’ capital for the inception-to-date period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements presently fairly, in all material respects, the financial position of ADPI Fund I, LLC as of December 31, 2022 and the results of its operations and cash flows for the inception-to-date period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADPI Fund I, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADPI Fund I, LLC’s ability to continue as a going concern for a period of one year from the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ADPI Fund I, LLC ‘s internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADPI Fund I, LLC ‘s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company become unable to continue as a going concern.

Allen, Texas

June 7, 2023

F-2

ADPI Fund I,

Statement of Financial Condition

As of December 31, 2022

ASSETS
Cash and cash equivalents	$-
Total assets	$-

LIABILITIES
Due to related parties	$107,712
Total liabilities	$107,712

MEMBERS’ CAPITAL
Capital contributions	$-
Capital distributions
- Syndication costs
- Net investment income (loss)	(107,712)
Total members’ capital	$(107,712)

Total liabilities and members’ capital	$-

See accompanying footnotes and accountant’s report

F-3

ADPI Fund I,

Statement of Operations

For the inception-to-date period ended December 31, 2022

REVENUE

Investment income	$-
Total revenue	$-

OPERATING EXPENSES

License and permits	$1,737
Meals and entertainment expenses	54
Organizational costs	105,060
Travel expenses	861
Total operating expenses	$107,712
Net investment income (loss)	$(107,712)

See accompanying footnotes and accountant’s report

F-4

ADPI Fund I,

Statement of Cash Flows

For the inception-to-date period ended December 31, 2022

Cash flows from operating activities
Net investment income (loss)	$(107,712)

Adjustments to reconcile Change in net assets to net cash provided by operating activities:
Increase (decrease) in due to related parties	107,712
Net cash provided (used) by Operating activities	$-

Cash flows from investing activities

Decrease (increase) in investments	$-

Net cash provided (used) by Financing activities	$-

Cash flows from financing activities

Capital contributions	$-
Net cash provided (used) by Financing activities	$-

Net increase (decrease) in cash	$-

Cash at beginning of period	$-

Cash at end of period	$-

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$-

See accompanying footnotes and accountant’s report

F-5

ADPI Fund I,

Statement of Changes in Members’ Equity

For the inception-to-date period ended December 31, 2022

Description	Amount
Members’ Equity at beginning of period	$-
Capital contributions
- Capital distributions
- Syndication costs
Net investment income (loss)	(107,712)
Members’ Equity at end of period	$(107,712)

See accompanying footnotes and accountant’s report

F-6

ADPI Fund I, LLC
Notes to Financial Statements - as of December 31, 2022

1. Nature of Operations

ADPI Fund I, LLC (the “Company”) is a limited liability company based in Wyoming. The Company was founded to provide service members, veterans, and their families easy access to diversified real investments and empower them to own as much of America as possible. The Company was organized on February 16, 2022 under the domestic limited liability company laws of the State of Wyoming and is currently managed by ADPI Capital, LLC.

2. Significant Accounting Policies

a. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”).

b. Cash & Cash Equivalents

Cash & cash equivalents include cash in bank accounts and highly liquid debt instruments purchased with an original maturity of three months or less.

c. Concentration of Credit Risk

As of December 31, 2022, the Company had no cash or cash equivalents, but in the future plans to maintain cash with financial institutions based in the United States of America (US). The Federal Deposit Insurance Corporation (FDIC) insures the total deposits at US-based financial institutions up to $250,000 per depositor.

F-7

ADPI Fund I, LLC
Notes to Financial Statements - as of December 31, 2022

d. Property, Plant, & Equipment

The Company follows the practice of capitalizing all expenditures for property, furniture, fixtures, equipment, and leasehold improvements in excess of $1,000. Depreciation of all such items is computed on a straight-line basis over the estimated useful lives of the assets which generally are as follows:

Buildings	39 years Building improvements
15- 39 years Furniture and equipment	5 – 7 years
Software 5 years	5 years Vehicles
Leasehold improvements	life of lease or useful life (whichever is shorter) The Company did not have any property, plant, and equipment as of December 31, 2022.

e. Accrued Expenses

Accrued expenses consists of short-term liabilities incurred in organizing the Company. As of December 31, 2022, had no accrued expenses.

f. Income Taxes

The Company is an LLC that is treated as a partnership entity for tax purposes. Consequently, all earnings are passed through to the members and any resulting Federal and\or State income taxes are assessed and paid by the members on their personal tax returns. Accordingly, as of December 31, 2022 the Company made no provision for income taxes in the accompanying financial statements. The Company addresses uncertain tax positions in accordance with ASC Topic 740, Income Taxes, which provides guidance on the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. The Company’s management hasn’t identified the existence of any uncertain tax positions.

g. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles at times requires the use of management’s estimates. Actual results could vary from these estimates.

F-8

ADPI Fund I, LLC
Notes to Financial Statements - as of December 31, 2022

h. Advertising Costs

The Company expenses advertising costs as they are incurred. The Company did not incur any advertising expenses for the inception-to-date period ended December 31, 2022.

i. Related Party Transactions

For the inception-to-date period ended December 31, 2022, a company owned by the managing members paid various organization costs on behalf of the Company. Consequently, as of December 31, 2022, the Company recorded $107,712 in Due to Related Parties liability in the accompanying Statement of Financial Condition.

j. Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the inception-to-date period ended December 31, 2022, the Company did not incur any deferred offering costs, but incurred $105,060 in organization costs.

k. Capital Structure

The Company is organized as a limited liability company that is owned by members. The members are allocated ownership by being provided interests of membership (the “Interests”). The Company will have Class A and Class B interests of membership. The Company has authorized the issuance of 100 to 750,000 Class A membership interests and each interest will be sold at $100 per interest. Class A interests cannot vote on any matters except for the removal of the manager. The Class B interests have been reserved for the manager and grants full voting rights while the Class A interests will be offered to the Regulation A investors. As of December 31, 2022, the Company had issued 100 Class B interests, but no Class A interests.

l. Subsequent Events

The Organization’s management has evaluated subsequent events and transactions for potential recognition or disclosure through June 7, 2023, the date that the financial statements were available to be issued. Management is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

F-9

ADPI Fund I, LLC
Notes to Financial Statements - as of December 31, 2022

m. Risk Factors

The management of the Company seeks investment opportunities that offer the possibility of attaining substantial capital appreciation and\or residual income from its business. Certain events particular to the industry in which the Company invests, as well as general economic, political conditions may have a significant negative impact on the Company’s operations and profitability. Additionally, the Company is subject to changing regulatory and tax environments. Such events are beyond the Company’s control, and the likelihood that they may occur cannot be predicted.

3. Going Concern

These financial statements are prepared on a going concern basis. The Company was founded in early 2022 and as such has and will most likely incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation A campaign and any additional equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results. The accompanying financial statements do not take into account any adjustments that could result from these uncertainties.

Item 2. Exhibits

Exhibit	Description

11.1	Consent of Auditor

F-10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Special Financial Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Barbara, California, on July 20, 2023.

ADPI FUND I, LLC

By:	ADPI Capital, LLC, its managing member

By:	/s/ Adam La Barr
Adam La Barr, its managing member

By:	/s/ Kevin Brenner
Kevin Brenner, its managing member

By:	/s/ Markian Sich
Markian Sich, its managing member

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Adam La Barr	Co-Managing Member of ADPI Capital, LLC	July 20, 2023
Adam La Barr	(principal executive officer and principal financial and accounting officer)

ADPI Capital, LLC	Managing Member	July 20, 2023

/s/ Adam La Barr
Adam La Barr, its managing member

/s/ Kevin Brenner
Kevin Brenner, its managing member

/s/ Markian Sich
Markian Sich, its managing member

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